Exhibit 12(b)

General Electric Capital Corporation
and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
(Dollars in millions)	2006	2005	2004	2003	2002

Earnings from continuing operations	$10,371	$9,026	$8,123	$6,388	$4,235
Provision (benefit) for income taxes	1,147	1,107	1,614	1,311	(71)
Minority interest	260	155	159	82	89
Earnings from continuing operations before
income taxes and minority interest	11,778	10,288	9,896	7,781	4,253

Fixed Charges:
Interest	18,006	14,163	11,017	9,838	9,422
One-third of rentals(a)	330	330	309	275	300
Total fixed charges	18,336	14,493	11,326	10,113	9,722
Less interest capitalized, net of amortization	(77)	(72)	(37)	(23)	(38)

Earnings from continuing operations
before income taxes and minority
interest plus fixed charges	$30,037	$24,709	$21,185	$17,871	$13,937

Preferred stock dividend requirements	$3	$56	$45	$41	$57

Ratio of earnings before provision for income
taxes to earnings from continuing operations	1.11	1.12	1.20	1.21	0.98

Preferred stock dividend factor
on pre-tax basis	3	63	54	50	56
Fixed charges	18,336	14,493	11,326	10,113	9,722

Total fixed charges and preferred stock
dividend requirements	$18,339	$14,556	$11,380	$10,163	$9,778

Ratio of earnings to combined fixed charges
and preferred stock dividends	1.64	1.70	1.86	1.76	1.43

(a)	Considered to be representative of interest factor in rental expense.